                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  -----------

                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934
                                  -----------

     (Mark One):

          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
[X]       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
          For the Fiscal Year Ended December 31, 1999

                                 OR

          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
[ ]       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
          For the transition period from ______ to ______

          Commission file number:  33-63525


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SAVINGS PLAN FOR THE EMPLOYEES
                              OF ETHYL CORPORATION

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Ethyl Corporation
                                P. O. Box 2189
                           Richmond, Virginia 23218

                                                                 Appendix 1

  SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL
  CORPORATION

  ANNUAL REPORT

  DECEMBER 31, 1999 AND 1998

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES


                                                                    Pages


Report of Independent Accountants                                      2

Financial Statements:

   Statement of Assets Available for Benefits at December 31, 1999     3

   Statement of Assets Available for Benefits at December 31, 1998     4

   Statement of Changes in Assets Available for Benefits for the
      Year Ended December 31, 1999                                     5

   Notes to Financial Statements                                    6-11


Supplemental Schedules:

   Assets Held for Investment Purposes, December 31, 1999             12

   Nonexempt Party-in-Interest Transactions for the Year
      Ended December 31, 1999                                          *

   Obligations in Default for the Year Ended December 31, 1999         *

   Leases in Default for the Year Ended December 31, 1999              *

   Reportable Transactions for the Year Ended December 31, 1999       13


*Trustee reported no such transactions, obligations or leases in default.

Report of Independent Accountants

To the Administrator of the Savings
  Plan for the Employees of Ethyl Corporation:

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Savings Plan for the Employees of Ethyl Corporation (the "Plan") at December 31, 1999 and 1998, and the changes in assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                    PricewaterhouseCoopersLLP

Richmond, Virginia
June 21, 2000

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
December 31, 1999

                                                          Participant            Non-Participant
                                                           Directed                 Directed                  Total
                                                     -------------------    -----------------------    -----------------
Assets:
  Cash                                                   $    20,428                 $        -         $     20,428

  Investments:
    Mutual Funds:
      Pimco Total Return Fund                              1,531,496                          -            1,531,496
      Merrill Lynch Capital Fund                           4,786,402                          -            4,786,402
      Merrill Lynch Growth Fund                            1,359,498                          -            1,359,498
      Franklin Small Cap Fund                              9,021,439                          -            9,021,439
      Ivy International Fund                               2,214,693                          -            2,214,693
      Davis New York Venture Fund                          3,670,929                          -            3,670,929



    Commingled Trusts:
      Merrill Lynch Equity Index Trust                    35,897,110                          -           35,897,110
      Merrill Lynch Retirement Preservation Trust         11,340,454                          -           11,340,454

    Common stocks:
      Ethyl Corporation:
           Participant directed                            8,155,213                          -            8,155,213
           Non-participant directed                                -                  7,982,713            7,982,713
        Albemarle Corporation                             11,692,542                          -           11,692,542
        Tredegar Corporation                               7,449,011                          -            7,449,011
    Loans to participants                                  1,209,535                          -            1,209,535
                                                     ---------------        -------------------        -------------
          Total investments                               98,328,322                  7,982,713          106,311,035

   Receivables:
     Interest and dividends                                  240,197                    139,278              379,475
                                                     ---------------        -------------------        -------------
          Assets available for benefits                  $98,588,947                 $8,121,991         $106,710,938
                                                     ===============        ===================        =============



The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS
December 31, 1998

                                                                Participant               Non-Participant
                                                                 Directed                     Directed                     Total
                                                          ---------------------     --------------------------     -----------------

Assets:
  Cash                                                         $    16,652                     $        -             $     16,652
  Investments:
    Mutual Funds:
      Pimco Total Return Fund                                    1,997,645                              -                1,997,645
      Merrill Lynch Capital Fund                                 5,457,298                              -                5,457,298
      Merrill Lynch Growth Fund                                  1,298,667                              -                1,298,667
      Franklin Small Cap Fund                                    4,290,455                              -                4,290,455
      Ivy International Fund                                     1,478,952                              -                1,478,952
      Davis New York Venture Fund                                2,448,375                              -                2,448,375

    Commingled Trusts:
      Merrill Lynch Equity Index Trust                          30,782,833                              -               30,782,833
      Merrill Lynch Retirement Preservation Trust               11,330,330                              -               11,330,330





    Common stocks:
      Ethyl Corporation
        Participant directed                                    11,414,540                              -               11,414,540
        Non-participant directed                                         -                      9,775,539                9,775,539
      Albemarle Corporation                                     15,647,640                              -               15,647,640
      Tredegar Corporation                                       7,975,088                              -                7,975,088
    Loans to participants                                          899,003                              -                  899,003
                                                          ----------------          ---------------------          ---------------
      Total investments                                         95,020,826                      9,775,539              104,796,365

    Receivables:
      Interest and dividends                                       209,048                        106,706                  315,754
                                                          ----------------          ---------------------          ---------------
      Assets available for benefits                            $95,246,526                     $9,882,245             $105,128,771
                                                          ================          =====================          ===============



The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 1999

                                                             Participant         Non-Participant
                                                               Directed              Directed                 Total
                                                          ---------------      -----------------      ------------------
Additions:
  Investment income:
    Dividends                                                $ 2,466,220            $   504,247            $  2,970,467
    Interest:
      Funds                                                        6,916                      -                   6,916
      Loans to participants                                       86,079                      -                  86,079

    Net appreciation (depreciation) in fair value of
       investments                                             2,491,656             (4,384,251)             (1,892,595)
                                                         ---------------      -----------------      ------------------
                                                               5,050,871             (3,880,004)              1,170,867

  Contributions:
    Employee contributions                                     5,786,212                      -               5,786,212
    Employer contributions                                             -              2,331,098               2,331,098
                                                         ---------------      -----------------      ------------------
                                                               5,786,212              2,331,098               8,117,310
                                                         ---------------      -----------------      ------------------

        Total additions                                       10,837,083             (1,548,906)              9,288,177

Deductions:
  Benefit payments                                            (7,330,838)              (375,172)             (7,706,010)
                                                         ---------------      -----------------      ------------------
        Total deductions                                      (7,330,838)              (375,172)             (7,706,010)

Interfund transfers (net)                                       (163,825)               163,825                       -
                                                         ---------------      -----------------      ------------------

        Total deductions and transfers                        (7,494,663)              (211,347)             (7,706,010)
                                                         ---------------      -----------------      ------------------

        Net increase (decrease) for the year                   3,342,420             (1,760,253)              1,582,167

Assets available for benefits, December 31, 1998              95,246,526              9,882,245             105,128,771
                                                         ---------------      -----------------      ------------------


        Assets available for benefits,
           December 31, 1999                                 $98,588,946            $ 8,121,992            $106,710,938
                                                         ===============      =================      ==================


The accompanying notes are an integral part of the financial statements.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
NOTES TO FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies:

    General:

    The accompanying financial statements of the Savings Plan for the Employees of Ethyl Corporation (the "Plan") have been prepared in conformity with generally accepted accounting principles.

    Accounting Estimates:

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    Risks and Uncertainties:

    The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.

    Security Valuation:

    Investments are stated at fair value determined as follows:

  Merrill Lynch Retirement          -  Investments in Guaranteed Investment Contracts ("GIC's") and Bank
  Preservation Trust                   Investment Contracts ("BIC's") with benefit responsive features are carried at cost plus accrued interest (contract value).  Synthetic investment contracts are stated at the contract book value which approximates amortized cost.  Money market instruments and US
                                       Government agency obligations are valued at amortized cost.

Mutual funds and Merrill            -  quoted market value
Lynch Equity Index Trust

Common stocks                       -  last published year end sales price on the New York Stock  Exchange

Loans to participants               -  balances due which approximate fair value

    Security Transactions and Related Investment Income:

    Security transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in assets available for benefits the net depreciation in the fair value of investments" which consists of realized gains or losses and changes in the unrealized appreciation (depreciation) on those investments. Investment income is allocated to participant accounts in proportion to the participant's account balance.

    New Accounting Pronouncement:

    On August 25, 1999, the Financial Accounting Standards Board approved for issuance Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (the "SOP"). This SOP became effective for years ending after December 15, 1999. The Plan has adopted the provisions of the SOP in presenting the accompanying 1999 and 1998 financial statements. The primary effect of this SOP on the accompanying financial statements is the elimination of the presentation of separate transactions and balances by investment option for participant-directed investments. The December 31, 1998 statement of assets available for benefits has been reclassified to conform to the 1999 presentation.

2.  Description of Plan:

    The Plan is a defined contribution plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the plan agreement which is available at the main office of the plan administrator at 330 South Fourth Street, Richmond, Virginia.


3.  Investment Funds:

    Effective November 3, 1997, Merrill Lynch Trust Company of America was appointed investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. was appointed recordkeeper (collectively "Merrill Lynch" and "ML"). The Plan currently consists of 11 active options.

    Participants currently in the Plan may select a program for investment in any of the 11 funds, or in any combination thereof. Contributions made by Ethyl Corporation (the "Company" or "Ethyl") are invested in the non-participant directed portion of the Ethyl Corporation Common Stock Fund, which contains both participant and non-participant directed balances. Transfers may be made between the funds. In addition, participants have a one time election to transfer the Company's contributions to the Ethyl Corporation Common Stock Fund into other funds during the course of their employment. The following table presents investments held at year-end that represent five percent (5%) or more of assets available for benefits:


                                                  1999                1998

Merrill Lynch Equity Index Trust               $35,897,110         $30,782,833

Ethyl Corporation Common Stock*                 16,137,927          21,425,474

Albemarle Corporation Common Stock              11,692,542          15,713,805

Merrill Lynch Retirement Presevation Trust      11,340,454          11,346,982

PIMCO Total Return Fund                          9,021,439           1,997,645

Tredegar Corporation Common Stock                7,449,011           7,989,282

Merrill Lynch Growth Fund                        4,786,402           5,457,298



* Nonparticipant-directed totals $8,121,991 and $9,882,245 for 1999 and 1998, respectively.


  During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

       Common stock                                 $(12,804,267)
       Mutual Funds and Equity Index Trust            10,911,672
                                                   -------------
                                                    $ (1,892,595)

4.  Contributions:

    Participants in the Plan may make pre-tax and/or after-tax contributions from 1% to 15% of their base pay, as defined in the plan document. Any combination of pre-tax and after-tax contributions are subject to the 15% limit. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Ethyl makes a matching contribution to the Plan equal to 50% of participant contributions up to 10%. Participant contributions are 100% vested at all times while contributions made by Ethyl are 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.

5.  Distributions:

    Benefits are recorded when paid. Employees become fully vested in matching and discretionary accounts after completing five years of service. An employee is considered to be partially vested if he or she has completed three to five years of service. Employees may decide whether benefits will be received directly in the form of a lump sum or rolled over to an individual retirement account or to another qualified plan.

6.  Participant Loans:

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant's account and bear a reasonable fixed rate of interest determined by the plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money.

7.  Plan Termination:

    Although it has not expressed any intent to do so, Ethyl has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

8.  Federal Income Taxes:

    The U.S. Treasury Department advised the plan administrator on July 7, 1995 that the Plan, as amended and restated effective March 1, 1994, constitutes a qualified trust under Section 401 of the Internal Revenue Code and therefore is exempt from federal income taxes. The Plan has been amended since March 1, 1994 and was restated effective January 1, 1998. Currently the U.S. Treasury Department has not reviewed the restated plan. However, the plan administrator and the Plan's tax counsel believe the Plan is designed and currently is being operated in compliance with the applicable provisions of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Until such time as participants withdraw all or part of their accumulated account balance, their invested funds are not subject to federal income taxes for contributions made on their behalf by Ethyl or for investment income and gains received on such investments.

9.   Stock Prices:


     Closing stock prices per share at December 31 were as follows (as adjusted for stock splits):


                                                     1999             1998


     Ethyl Corporation Common Stock                 $ 3.500          $ 5.625
     Tredegar Corporation Common Stock               20.687           22.500
     Albemarle Corporation Common Stock              19.187           23.750


10.  Administration Expenses:

     Expenses for administering the Plan are borne entirely by Ethyl and no charge is made to the Plan with respect thereto.

11.  Forfeitures:

     Employees who leave Ethyl before becoming fully vested in Ethyl contributions forfeit the value of their nonvested account. Forfeitures during a Plan year serve to reduce required Company contributions and to cover Plan expenses, and are reflected in the statement of changes in assets available for benefits of the year in which the forfeitures are applied to Ethyl's contribution. For the year ended December 31, 1999, $259,869 of forfeitures became available.

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1999

                                                        EIN: 54-011882   PN: 002


(a)  (b) Identity of issuer,          (c) Description of investment, including
       borrower, lessor or            maturity date, rate of interest, collateral,        (d) Cost of        (e) Current
          similar party                           par or maturity value                    each item            value*

**   Ethyl Corporation            Common stock, $1.00 par value (4,610,836 shares)          $33,393,167        $16,137,926

     Tredegar Corporation         Common stock, no par value (360,082 shares)                                    7,449,011

     Albemarle Corporation        Common stock, $.01 par value (609,399 shares)                                 11,692,542

                                  Loans to participants bearing interest at 8.75% -                              1,209,535
                                      10.0%

**   Merrill Lynch                Retirement Preservation Trust (11,340,454 units)                              11,340,454

**   Merrill Lynch                Equity Index Trust (354,715 units)                                            35,897,110

     PIMCO                        Total Return Fund (154,697 units)                                              9,021,439

**   Merrill Lynch                Capital Fund (149,249 units)                                                   1,531,496

**   Merrill Lynch                Growth Fund (49,581 units)                                                     1,359,498

     Franklin                     Small Cap Growth Fund (204,429 units)                                          2,214,693

     Ivy                          International Fund (47,031 units)                                              4,786,402

     Davis                        New York Venture Fund (127,640 units)                                          3,670,929


  *See Note 1 of notes to financial statements

**Denotes a party in interest to the Plan

SAVINGS PLAN FOR THE EMPLOYEES OF ETHYL CORPORATION
ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1999

       a.                         b.                      c.             d.         e.          f.
   Identity of           Description of Asset          Purchase        Selling    Lease      Expense
 party involved            (Include interest             Price          Price     Rental     Incurred
                           rate and maturity                                                   With
                          in case of a loan)                                               Transaction
                                                                                                (1)
                   PURCHASES
                   ----------------------------------

*Merrill Lynch     Equity Index Trust (2)              $4,487,119

*Merrill Lynch     Retirement Preservation Trust (3)    6,650,573

*Merrill Lynch     Pending Settlement Fund (4)          2,733,364

                   SALES
                   ----------------------------------

*Merrill Lynch     Equity Index Fund (5)                              $5,587,382

*Merrill Lynch     Retirement Preservation Trust (6)                   6,640,449

*Merrill Lynch     Pending Settlement Fund (7)                         2,733,364


     g.            h.              i.
  Cost of        Current          Net
   Asset        Value of        Gain or
                Asset on         (Loss)
                Transaction
                Date




 $4,487,119     $4,960,372

  6,650,573      6,650,573

  2,733,364      2,733,364




  4,177,931      5,587,382     $1,409,451

  6,639,561      6,640,449            888

  2,733,364      2,733,364              -



*Denotes a part-in-interest to the Plan

(1) Ordinary brokerage charges on purchases or sales transactions are included in purchase price or shown as a reduction of sales price
(2) 305 purchase transactions
(3) 429 purchase transactions
(4) 119 purchase transactions
(5) 252 sales transactions
(6) 288 sales transactions
(7) 117 sales transactions

                                 REQUIRED INFORMATION
     See Appendix 1.


                                   SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities Exchange Act of
     --------
1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         SAVINGS PLAN FOR THE EMPLOYEES OF
                         ETHYL CORPORATION



                         BY:  /s/ Henry C. Page, Jr.
                              -----------------------------------------
                              Henry C. Page, Jr.
                              Chairman, Employee Savings Plan Committee



Dated:  June 30, 2000

                                  EXHIBIT INDEX
                                  -------------


          23.1      Consent of Independent Auditors